

Mail Stop 4628

June 19, 2017

David W. Honeyfield
Chief Financial Officer
PDC Energy, Inc.
1775 Sherman Street, Suite 3000
Denver, Colorado 80203

>   **Re:   PDC Energy, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 28, 2017**
>   **File No. 001-37419**

Dear Mr. Honeyfield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements, page 63

Notes to Consolidated Financial Statements, page 69

Note 4 – Properties and Equipment, page 75

1.    We note from your disclosure that you accounted for the exchange of certain acreage positions, and to a lesser extent, interests in certain development wells of the Wattenberg Field, at historical cost. Your disclosure indicates you concluded that this transaction was outside of the scope of the accounting requirements for recording the transaction at fair value and determining gain or loss on the non-monetary exchanges. Explain to us in necessary detail the factors you considered in concluding that the accounting for your nonmonetary exchange at historical cost is appropriate. As part of your response, tell us

the specific authoritative accounting guidance you used to support your accounting for this transaction.

Crude Oil and Natural Gas Information – Unaudited, page 97

2.    Provide us, as supplemental information, a roll-forward which reconciles your proved undeveloped reserves as of December 31, 2015 and December 31, 2016.

3.    We note that you disclose various items that impacted your proved reserve volumes during 2016, but these items do not appear to explain the net change in proved undeveloped reserves during 2016. Given this, explain to us where you have disclosed material changes in proved undeveloped reserves that occurred during the year, as required by Item 1203(b) of Regulation S-K.

4.    Provide us, as supplemental information, a schedule that shows, in total and by year, the locations, volumes and development costs related to the development of the proved undeveloped reserve volumes disclosed as of December 31, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources